SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
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                          AMENDMENT NO. 1 TO
                            SCHEDULE 14D-1
                TENDER OFFER STATEMENT PURSUANT TO SECTION
             14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AND
                             SCHEDULE 13D
                UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         CHEYENNE SOFTWARE, INC.
----------------------------------------------------------------------
                        (Name of Subject Company)

                        TSE-TSEHESE-STAESTSE, INC.
                 COMPUTER ASSOCIATES INTERNATIONAL, INC.
----------------------------------------------------------------------
                                (Bidder)

                 COMMON STOCK, $.01 PAR VALUE PER SHARE
      SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
----------------------------------------------------------------------
                     (Title of Class of Securities)

                                166888107
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                  (CUSIP Number of Class of Securities)

                              SANJAY KUMAR
                       TSE-TSEHESE-STAESTSE, INC.
              C/O COMPUTER ASSOCIATES INTERNATIONAL, INC.
                     ONE COMPUTER ASSOCIATES PLAZA
                     ISLANDIA, NEW YORK  11788-7000
                              (516) 342-5224
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       (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Bidder)

                               COPIES TO:
                          SCOTT F. SMITH, ESQ.
                         HOWARD, DARBY & LEVIN
                      1330 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK  10019
                       TELEPHONE: (212) 841-1000
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                             October 11, 1996
                   (Date Tender Offer First Published,
                    Sent or Given to Security Holders)
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                          Page 1 of 4 Pages
                    Exhibit Index begins on Page 4

      Computer Associates International, Inc. and its wholly owned subsidiary, Tse-tsehese-staestse, Inc., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 11, 1996, with respect to an offer to purchase all outstanding shares of Common Stock, par value $.01 per share, including associated Preferred Share Purchase Rights, of Cheyenne Software, Inc. (the "Company") as set forth in this Amendment No. 1. Capitalized terms not defined in this Amendment No.1 have the meanings assigned to them in the Statement.

Item 9.     Financial Statements of Certain Bidders.

            The response to Item 9 is hereby supplemented as follows:

            On October 16, 1996, Computer Associates issued the press release attached hereto as Exhibit (a)(9). The information set forth in the press release is incorporated herein by reference.

Item 10.    Additional Information.

            The response to Item 10(e) is hereby amended in its entirety to read as follows:

            On October 18, 1996, an amendment was filed in the Court of Chancery of the State of Delaware to a purported class action complaint against the Company and members of the Company's board of directors which had been filed in April 1996. The original complaint had alleged substantially, among other things, that the Company's directors had breached their fiduciary duties by rejecting an earlier request of McAfee Associates, Inc. ("McAfee") to negotiate a merger of the Company and McAfee. The amended complaint alleges that the Company's directors breached their fiduciary duties by agreeing to the proposed transaction with Computer Associates pursuant to the Merger Agreement, allegedly in breach of their duties of care, loyalty and disclosure. The amended class action complaint also adds Computer Associates as a defendant and alleges that Computer Associates aided and abetted such alleged breaches by the Company's directors of their fiduciary duties. The plaintiffs seek, among other things, a preliminary and permanent injunction against the consummation of the proposed transaction with Computer Associates. The amended complaint is attached hereto as Exhibit (a)(10) and is incorporated herein by reference; the foregoing description is qualified in its entirety by reference to such Exhibit. On October 22, 1996, the Court of Chancery granted plantiffs' motion for expedited discovery and application for a preliminary injunction hearing. The hearing is scheduled for Wednesday, November 6, 1996, at 10:00 A.M. in Wilmington, Delaware.

Item 11.    Material to be Filed as Exhibits.

(a)(9)      Text of press release issued by Computer Associates dated
            October 16, 1996.

(a)(10) Amended Class Action Complaint in Lia Moskowitz v. ReiJane Huai, et al. and in Miles Tepper v. ReiJane Huai et al. filed in the Court of Chancery of the State of Delaware.

                           SIGNATURE
            After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 22, 1996



                             TSE-TSEHESE-STAESTSE, INC.


                             By/s/ Peter Schwartz
                                ----------------------------------
                             Name:  Peter Schwartz
                             Title: Vice President and Treasurer




                             COMPUTER ASSOCIATES INTERNATIONAL, INC.


                             By/s/ Peter Schwartz
                                ----------------------------------
                             Name:  Peter Schwartz
                             Title: Senior Vice President and
                                    Chief Financial Officer

                             EXHIBIT INDEX

Exhibit
Number           Exhibit Name
-------          ------------

(a)(9) Text of press release issued by Computer Associates dated October 16, 1996.

(a)(10)          Amended Class Action Complaint in Lia Moskowitz v.
                 ReiJane Huai, et al. and in Miles Tepper v. ReiJane

                 Huai et al. filed in the Court of Chancery of the State of Delaware.